



Ryan Ràfols

Founder & CEO at Newchip

Austin, Texas Area

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Newchip

The University of Texas at Austin - Red McCombs...

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500+ connections

If we haven't met and you want to connect, please send me an InMail or a message with your connection request, request without messages will be denied I'm the founder and CEO of Newchip, a FinTech marketplace that is reinventing the global investment landscape. We bring new investment o...

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Experience

newchip

Founder & CEO

Newchip

Jun 2016 – Present • 2 yrs 1 mo

Austin, Texas Area

We consolidate investment opportunities in startups, real estate, and pre-IPO companies from platforms around the world into a simple marketplace and management dashboard.

Media (11)

Newchip is the Kayak of the investment industry

Fresh fintech cc

City of Austin

Commissioner

City of Austin

Jun 2013 – Present • 5 yrs 1 mo

Austin, Texas

- Represents Universities of Austin on the historically-groundbreaking Independent Citizens Redistricting Commission
- Worked with community leaders to draw new 10-1 Districts for Austin
- Led the drawing and planning of City District 9 (Downtown Austin & UT Austin)

Media (4)















UT Student on 10-1 citizens Redistricting Commission

Barrientos, Borg

Campus Watch, LLC.

Co-Founder & Advisor
Campus Watch, LLC.
Apr 2016 – Aug 2016 • 5 mos
Austin, Texas Area

Campus Watch is a safety application that promotes the ever-growing use of technology in an impactful way: simplifying the communication process, increasing efficiency, and drastically reducing the response time by campus police departments. By partnering with Universities and Colleges we strive to ensure a safer campus for students, faculty, and staff.

University of Texas City Relations Agency

Director
University of Texas City Relations Agency
May 2015 – Dec 2015 • 8 mos
Austin, Texas Area

Liason between UT students, the City of Austin, and campus organizations, including city government, neighborhood organizations, the local transit authority, and UT Parking and Transportation Services.

University Area Partners

Member of the Board of Directors
University Area Partners
Aug 2014 – Dec 2015 • 1 yr 5 mos
Austin, Texas Area

• Body created by City Council to establish and assist in creation of crime prevention laws, neighborhood planning, and approval of new business permitting and existing permitting changes
• Manages University Parking Benefit District and disbursement of funds for infrastructure projects

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Education

The University of Texas at Austin - Red

The University of Texas at Austin - Red McCombs School of Business
Texas Business Foundations Summer Institute
2015 – 2015

The University of Texas at Austin

The University of Texas at Austin
Bachelor of Arts (B.A.), Political Science and Government
2012 – 2016
Activities and Societies: Liberal Arts Honors, Government Honors, Delta Kappa Epsilon, British Studies Society, Asian Business Students Association, University Democrats, Texas Ballroom, Texas Business Foundations Summer Institute

Plan I Honors Program
Liberal Arts Honors
Minor: LAH Honors

Austin Community College
Austin Communit
Associate of Arts (AA), Political Science and Government















y College

2012 – 2014
Activities and Societies: ACC Honors Program

Deans List
Phi Theta Kappa
Honors Program

Volunteer Experience

Operation Santa Claus

Volunteer
Operation Santa Claus
Dec 2008 – Dec 2011 • 3 yrs 1 mo
Children

Operation Santa Claus is a non-profit organization that collects, repairs and donates new and used toys and bicycles in the El Paso and Fort Bliss, TX communities for over 50 years.
• Sorted, cleaned, and repaired bicycles and electronic toys
• Brought happiness to needy children and their families during the holiday season

Skills & Endorsements

Start-ups · 81
Endorsed by **Robert Lee Goodman and 1 other who is highly skilled at this**
Endorsed by **4 of Ryan's colleagues at The University of Texas at Austin**

Social Entrepreneurship · 73
Endorsed by **3 of Ryan's colleagues at The University of Texas at Austin**

Policy · 86
Jonathan Berkowitz and 85 connections have given endorsements for this skill

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